The information in this Preliminary Prospectus Supplement is not complete and may be changed. This Preliminary Prospectus Supplement and the accompanying Prospectus are not an offer to sell these securities and they are not soliciting an offer to buy these securities in any state where the offer or sale is not permitted.

As filed pursuant to Rule 424(b)(5)
Registration No. 333-130141

SUBJECT TO COMPLETION, DATED DECEMBER 8, 2005

Prospectus Supplement

December     , 2005

(To Prospectus dated December 5, 2005)

$250,000,000

Laboratory Corporation of America Holdings

            % Senior Notes Due 2015

We are offering $250,000,000 aggregate principal amount of             % Senior Notes due 2015. Interest on the Notes will be payable semiannually in arrears on June 15 and December 15 of each year, beginning on June 15, 2006. The Notes will mature on December 15, 2015. We may redeem some or all of the Notes at any time prior to their maturity at the redemption price discussed under the caption “Description of the Notes—Optional Redemption Based on Make-Whole Amount” in this prospectus supplement.

The Notes will be our senior unsecured obligations and will rank equally with all of our other existing and future senior unsecured debt.

Investing in the Notes involves risks. See “ Risk Factors” beginning on page 6 of the accompanying prospectus.

Per Note	Total
Public offering price(1)%	$
Underwriting discounts and commissions %	$
Offering proceeds to us, before expenses(1)%	$

(1)	Plus accrued interest from December , 2005 if settlement occurs after that date.

Neither the Securities and Exchange Commission nor any state securities commission has approved or disapproved of the Notes or determined if this prospectus supplement or the accompanying prospectus is accurate or complete. Any representation to the contrary is a criminal offense.

The underwriters expect to deliver the Notes to investors in book-entry only form through the facilities of The Depository Trust Company on or about December     , 2005.

Sole Book-Running Manager

Banc of America Securities LLC

Lehman Brothers

CALCULATION OF REGISTRATION FEE

Title of Each Class of Securities to be Registered	Amount to be Registered	Proposed Maximum Offering Price Per Unit	Proposed Maximum Aggregate Offering Price	Amount of Registration Fee
% Senior Notes due 2015	$250,000,000	100%	$250,000,000	$26,750	(1)
(1)	Calculated pursuant to Rule 457(f)(2) under the Securities Act of 1933, as amended.

Prospectus Supplement

You should rely only on the information contained in or incorporated by reference in this prospectus supplement and the accompanying prospectus, and any “free writing prospectus” we may authorize to be delivered to you. We have not authorized anyone to provide you with different or additional information. We are not making an offer to sell these securities in any jurisdiction where the offer or sale of these securities is not permitted. You should not assume that the information appearing in this prospectus supplement, the accompanying prospectus or the documents incorporated by reference is accurate as of any date other than their respective dates. Our business, financial condition, results of operations and prospects may have changed since those dates.

When used in this prospectus supplement, except where the context otherwise requires, the terms “we”, “our”, “us”, “the Company” and “LabCorp” refer to Laboratory Corporation of America Holdings.

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SUMMARY

The following summary is qualified in its entirety by the more detailed information included elsewhere in this prospectus supplement and the accompanying prospectus. Because this is a summary, it may not contain all the information that may be important to you. You should read the entire prospectus supplement and the accompanying prospectus, including the “Risk Factors” section in the accompanying prospectus and the financial statements and the notes to those statements and other information incorporated by reference, before making a decision whether to invest in the Notes.

The Company

Laboratory Corporation of America Holdings and its subsidiaries, headquartered in Burlington, North Carolina, is the second largest independent clinical laboratory company in the United States based on 2004 net revenues. Since its founding in 1971, the Company has grown into a national network of 34 primary laboratories and over 1,300 service sites, consisting of branches, patient service centers and STAT laboratories, which are laboratories that have the ability to perform certain routine tests quickly and report the results to the physician immediately. Through its national network of laboratories, the Company offers a broad range of clinical laboratory tests which are used by the medical profession in routine testing, patient diagnosis, and in the monitoring and treatment of disease. In addition, the Company has developed specialty and niche businesses based on certain types of specialized testing capabilities and client requirements, such as oncology testing, HIV genotyping and phenotyping, diagnostic genetics and clinical research trials.

The Offering

Issuer	Laboratory Corporation of America Holdings

Securities Offered	$250,000,000 aggregate principal amount of % Senior Notes due 2015.

Maturity	December 15, 2015.

Sinking Fund	None.

Interest	% per year on the outstanding principal amount of the Notes from December , 2005.

Interest Payment Dates

June 15 and December 15 of each year, commencing June 15, 2006. Interest payments will be made to the persons in whose names the Notes are registered on the June 1 and December 1 immediately preceding the applicable interest payment date.

Optional Redemption

We may redeem some or all of the Notes at any time prior to maturity at a redemption price equal to the greater of the principal amount of the Notes being redeemed plus accrued and unpaid interest to the redemption date or the Make-Whole Amount. The Make-Whole Amount, which is further described in the accompanying prospectus, includes a Make-Whole Spread of         %. See “Description of Securities – Debt Securities – Make Whole Redemption” in the accompanying prospectus.

Certain Covenants	We will issue the Notes under our senior indenture. The indenture, among other things, limits our ability and the ability of our subsidiaries, to:

•	create or assume liens;

•	enter into sale and leaseback transactions;

•	incur indebtedness or issue preferred stock at the subsidiary level; and

•	merge or transfer assets.

See “Description of the Securities—Debt Securities—Covenants Applicable to Senior Debt Securities” in the accompanying prospectus.

Ranking

The Notes will be our unsecured senior obligations and will rank equally with our other existing and future unsecured and unsubordinated indebtedness. Because we are a holding company that conducts our operations through our subsidiaries, the Notes will be structurally subordinated to any indebtedness, other liabilities and claims of any holders of preferred stock of our subsidiaries.

Form

The Notes will be issued in book-entry form and will be represented by global securities that will be deposited with and registered in the name of The Depository Trust Company. Beneficial interests in the Notes will be shown on, and transfers will be effected through, records maintained by The Depository Trust Company and its participants.

Trustee	The Bank of New York Trust Company, N.A.

Use of Proceeds

We expect that the net proceeds from this offering will be approximately $247.9 million after deducting underwriting discounts and commissions and other estimated expenses of the offering, totaling $2.1 million. We will use the net proceeds, together with cash on hand, to repay borrowings under our senior credit facility which will be used to repurchase shares of our common stock. See “Use of Proceeds.”

Summary Consolidated Financial Data

The summary consolidated historical financial data presented below (1) for each of the three years in the period ended December 31, 2004 are derived from our consolidated financial statements, which have been audited by PricewaterhouseCoopers LLP, an independent registered public accounting firm, and (2) as of September 30, 2004 and 2005 and for the nine month periods ended September 30, 2004 and 2005 are derived from our unaudited condensed consolidated financial statements. You should read this table along with our annual report on Form 10-K for our fiscal year ended December 31, 2004 and our quarterly reports on Form 10-Q for the nine months ended September 30, 2005 and September 30, 2004. Our unaudited summary consolidated financial statements include all adjustments necessary for a fair presentation of such financial statements. Except as otherwise disclosed in our public filings, such adjustments are of a normal recurring nature. In the opinion of management, our interim financial statements have been prepared on the same basis as our audited consolidated financial statements. Interim results are not necessarily indicative of results of operations for the full year.

	Years Ended December 31,			Nine Months Ended September 30,
	2002	2003	2004	2004	2005 (Actual)(1)	2005 (As Adjusted)(3)
	(in millions except ratio data)
Statement of Operations Data:
Net sales	$2,507.7	$2,939.4	$3,084.8	$2,318.3	$2,505.3
Gross profit	1,061.8	1,224.6	1,289.3	983.1	1,057.8
Operating income	435.0	533.7	598.4	461.2	482.3
Net earnings	254.6	321.0	363.0	278.2	297.3
Consolidated Balance Sheet Data (at period end):
Cash and cash equivalents	$56.4	123.0	206.8	213.7	52.5	50.4
Goodwill and intangible assets, net	1,217.5	1,857.3	1,857.4	1,653.3	2,147.1	2,147.1
Total assets	2,580.4	3,414.9	3,600.9	3,526.8	3,898.1	3,898.1
Long-term obligations(2)	521.5	883.9	892.3	889.8	899.3	1,149.3
Total shareholders’ equity	1,611.7	1,895.9	1,999.3	1,974.9	2,170.3	1,920.3
Other Financial Data:
Cash flows provided by (used in) operating activities	$444.9	564.3	538.1	431.5	413.0
Cash flows provided by (used in) investing activities	(368.9)	(730.5)	(139.9)	(99.4)	(396.5)
Cash flows provided by (used in) financing activities	(171.1)	212.3	(313.7)	(221.1)	(150.2)
Capital expenditures	(74.3)	(83.6)	(95.0)	(59.1)	(71.4)
Ratio of earnings to fixed charges(4)	10.03	8.15	9.59		9.97

(1)	During the third quarter of 2005, the Company began to implement its plan related to the integration of Esoterix Inc. and subsidiaries and US Pathology Labs, Inc. and subsidiaries operations into the Company’s service delivery network. The plan is directed at reducing redundant facilities, while maintaining the goal of providing excellent customer service. In connection with the integration plan, the Company recorded $8.8 million of costs associated with the execution of the plan. The majority of these integration costs related to employee severance and contractual obligations associated with leased facilities and equipment. Of this amount, $7.0 million related to employee severance benefits for approximately 500 employees, with the remainder primarily related to contractual obligations associated with leased facilities. Employee groups being affected as a result of this plan included those involved in the collection and testing of specimens, as well as administrative and other support functions.
The Company also recorded a special charge of $1.2 million related to forgiveness of amounts owed by patients and clients in the areas of the Gulf Coast severely impacted by hurricanes Katrina and Rita.
(2)	Long-term obligations primarily include the zero coupon convertible subordinated notes, the 5 1/2% senior notes, and other long-term obligations. The accreted balance of the zero coupon subordinated notes was $533.7 million, $523.2 million, $512.9 million, and $541.7 million, at December 31, 2004, 2003, 2002, and September 30, 2005, respectively. The balance of the 5 1/2% senior notes, including principal and unamortized portion of a deferred gain on an interest rate swap agreement, was $353.4 million, $353.8 million, $0, and $353.1 million, at December 31, 2004, 2003, 2002, and September 30, 2005, respectively. The remainder of other long-term obligations consisted primarily of capital lease obligations and mortgages payable with balances of $5.2 million, $6.9 million, $8.6 million, and $4.5 million, at December 31, 2004, 2003, 2002, and September 30, 2005, respectively. Long-term obligations exclude amounts due to affiliates.
(3)	Balance sheet data at September 30, 2005 as adjusted to reflect (i) the repurchase of $250 million of shares of our common stock pursuant to an overnight share repurchase agreement entered into on December 7, 2005; and (ii) the sale of the Notes and the application of the proceeds therefrom, net of estimated fees and expenses of $2.1 million, and available cash on hand to repay a $250 million borrowing under our senior credit facility incurred to finance the overnight share repurchase.
(4)	See “Ratio of Earnings to Fixed Charges” in the accompanying prospectus for the method used to calculate the ratios.

RECENT DEVELOPMENTS

On December 7, 2005 we entered into an Enhanced Overnight Share Repurchase Agreement with Bank of America, N.A. under which we purchased approximately 4.8 million shares of our common stock for a total purchase price of $250 million. We plan to finance the purchase of those shares with borrowings under our existing senior credit facility. We will use the proceeds from the sale of the Notes, along with cash on hand, to repay these borrowings. We also announced on December 7, 2005 that our Board has authorized a share repurchase program under which we may purchase up to an additional $250 million of our common stock in the open market from time to time. We may use our existing senior credit facility, proceeds from future offerings of debt securities or other credit facilities, or available cash on hand, to finance these purchases.

USE OF PROCEEDS

We expect that the net proceeds from this offering will be approximately $247.9 million after deducting underwriting discounts and commissions and other estimated expenses of this offering, totaling $2.1 million. The net proceeds, together with cash on hand, will be used to repay borrowings under our senior credit facility, which matures on January 13, 2010. The borrowings bear a rate of interest equal to the greater of (i) the prime rate and (ii) the federal funds rate plus one half of one percent. The proceeds of the borrowings were used to repurchase shares of our common stock.

CAPITALIZATION

The following table sets forth our cash and cash equivalents, total debt and total capitalization as of September 30, 2005 on an actual basis and an as adjusted basis to give effect to (i) the repurchase of $250 million of shares of our common stock pursuant to an overnight share repurchase agreement entered into on December 7, 2005; and (ii) the sale of the Notes and the application of the proceeds therefrom, net of estimated fees and expenses of $2.1 million, and available cash on hand to repay a $250 million borrowing under our senior credit facility incurred to finance the overnight share repurchase.

This table should be read in conjunction with our consolidated financial statements and the related notes as filed in our annual report on Form 10-K for our fiscal year ended December 31, 2004 and our quarterly report on form 10-Q for the nine months ended September 30, 2005.

	September 30, 2005
	Actual	As Adjusted
	(in millions)
Cash and cash equivalents	$52.5	$50.4

Debt:
Long-term debt (including current portion)	$2.2	$2.2
Capital lease obligations	2.5	2.5
Existing senior credit facility	—	—
% Senior Notes due 2015 offered hereby	—	250.0
5 1/2% Senior Notes due 2013	353.1	353.1
Zero coupon subordinated notes	541.7	541.7

Total debt	899.5	1,149.5

Total shareholders’ equity	2,170.3	1,920.3

Total capitalization	$3,069.8	$3,069.8

DESCRIPTION OF THE NOTES

We will issue the Notes under an indenture dated as of December 5, 2005 between us and The Bank of New York Trust Company, N.A , as trustee. The following description of the particular terms of the Notes supplements the description of the general terms and provisions of the debt securities set forth in the accompanying prospectus.

General

The Notes:

•	will be senior debt securities;

•	will initially be limited to $250,000,000 principal amount;

•	will mature on December 15, 2015;

•	will bear interest from December , 2005 at the rate of % per year, payable semi annually on June 15 and December 15 of each year, commencing June 15, 2006 to the persons in whose names the Notes are registered at the close of business on the preceding June 1 and December 1; and

•	will be issued in book-entry form only.

Optional Redemption Based on Make-Whole Amount

We will have the right to redeem the Notes in whole or in part at our option at a price based on a make-whole amount, as further described in the accompanying prospectus, including a Make-Whole Spread of     %. See “Description of Securities—Debt Securities—Optional Redemption—Make Whole Redemption” in the accompanying prospectus.

We have initially selected Banc of America Securities LLC to act as one of the three Reference Treasury Dealers in connection with our optional redemption right.

Book-Entry, Delivery and Form

We will initially issue the Notes in the form of one or more global Notes. Each global note will be deposited with, or on behalf of, The Depository Trust Company and registered in the name of its nominee Cede & Co. You may hold your beneficial interests in any global note directly through The Depository Trust Company if you have an account with The Depository Trust Company or indirectly through organizations which have accounts with The Depository Trust Company.

The Depository Trust Company has advised us as follows:

•	it is a limited-purpose trust company organized under the laws of the State of New York;

•	it is a member of the Federal Reserve System;

•	it is a “clearing corporation” within the meaning of the New York Uniform Commercial Code; and

•	it is “a clearing agency” registered pursuant to the provisions of Section 17A of the Securities Exchange Act of 1934 (“Exchange Act”).

It was created to hold securities of institutions that have accounts with it (“participants”) and to facilitate the clearance and settlement of securities transactions among its participants in such securities through electronic book-entry changes in accounts of the participants, thereby eliminating the need for physical movement of securities certificates. Direct participants include securities brokers and dealers, which may include the initial purchasers, banks, trust companies, clearing corporations and certain other organizations. The Depository Trust

Company is owned by a number of its participants and by The New York Stock Exchange, Inc., the American Stock Exchange LLC and the National Association of Securities Dealers, Inc. Access to The Depository Trust Company’s book-entry system is also available to others such as banks, brokers, dealers and trust companies that clear through or maintain a custodial relationship with a participant, whether directly or indirectly.

The rules applicable to The Depository Trust Company and its participants are on file with the SEC.

Further Issues

We may, without notice to or consent of the holders of the Notes, increase the aggregate principal amount of the Notes in the future by issuing additional notes on the same terms and conditions (except for the interest accrual date and the first interest payment date) and with the same CUSIP number as the Notes being offered hereby. The Notes and any additional notes will be treated as a single series of debt securities for all purposes under the senior indenture, including waivers, amendments and offers to purchase.

UNDERWRITING

Banc of America Securities LLC is acting as representative of the underwriters listed below. The underwriters listed below have severally agreed, subject to the terms and conditions of the underwriting agreement dated the date of this prospectus supplement, to purchase from us, and we have agreed to sell to them, the principal amount of Notes as set forth in the following table:

Underwriters	Principal Amount of Notes
Banc of America Securities LLC	$
Lehman Brothers Inc.	$

Total		$250,000,000

The underwriting agreement provides that the obligation of the several underwriters to purchase the Notes is subject to specified conditions, including the delivery of specified legal opinions by their counsel as well as other conditions. Subject to the terms and conditions of the underwriting agreement, the underwriters are obligated to purchase all of the Notes, if they purchase any of the Notes, and have agreed to resell such Notes to purchasers as described in this section.

The underwriters initially will offer the Notes to the public at the price specified on the cover page of this prospectus supplement. The underwriters may allow a concession of not more than             % of the principal amount of the Notes to selected dealers. The underwriters may also allow, and those dealers may re-allow, a concession of not more than             % of the principal amount of the Notes to some other dealers. If all the Notes are not sold at the public offering price, the underwriters may change the public offering price and the other selling terms. The Notes are offered subject to a number of conditions, including:

•	receipt and acceptance of the Notes by the underwriters; and

•	the underwriters’ right to reject orders in whole or in part.

The Notes are a new issue of securities with no established trading market and will not be listed on any national securities exchange. The underwriters have advised us that they intend to make a market for the Notes, but they have no obligation to do so and may discontinue market making at any time without providing any notice. No assurance can be given as to the liquidity of the trading market for the Notes.

Indemnification

We will indemnify the underwriters against some liabilities, including liabilities under the Securities Act of 1933, as amended. If we are unable to provide this indemnification, we will contribute to payments the underwriters may be required to make in respect of those liabilities.

Expenses

Expenses associated with this offering, to be paid by us, are estimated to be $500,000.

Conflicts/Affiliates

The underwriters and their affiliates have provided, and may in the future provide, various investment banking, commercial banking and other financial services for us and our affiliates for which services they have received, and may in the future receive, customary fees.

Bank of America, N.A. and we entered into an Overnight Share Repurchase Agreement on December 7, 2005. Under that agreement we purchased approximately 4.8 million shares of our common stock from Bank of

America, N.A. for $250 million, and we will borrow $250 million under our senior credit facility to finance that purchase. Bank of America, N.A. is a lender under the senior credit facility. Bank of America, N.A. is an affiliate of, and is under common control with, Banc of America Securities LLC. Because more than 10% of the proceeds of the offering will be used to pay an affiliate of Banc of America Securities LLC, one of the underwriters, this offering will be subject to Rule 2710(h) of the Conduct Rules of the National Association of Securities Dealers, Inc. The Underwriters have relied upon disclosure provided in this prospectus supplement and the ratings assigned to the Notes by Moody’s Investors Services Inc. and Standard & Poor’s Corporation to satisfy the requirements of Rule 2710.

Stabilization

In connection with this offering, the underwriters may engage in activities that stabilize, maintain or otherwise affect the price of our Notes, including:

•	stabilizing transactions;

•	short sales;

•	syndicate covering transactions;

•	imposition of penalty bids; and

•	purchases to cover positions created by short sales.

Stabilizing transactions consist of bids or purchases made for the purpose of preventing or retarding a decline in the market price of our Notes while this offering is in progress. Stabilizing transactions may include making short sales of our Notes, which involves the sale by the underwriters of more Notes than they are entitled to purchase in this offering, and purchasing Notes on the open market to cover positions created by short sales. Syndicate covering transactions involve purchases of our Notes in the open market after the distribution has been completed in order to cover syndicate short positions.

A short position is more likely to be created if the underwriters are concerned that there may be downward pressure on the price of the Notes in the open market that could adversely affect investors who purchased in this offering. To the extent that the underwriters create a short position, they will purchase Notes in the open market to cover the position.

The representative also may impose a penalty bid on underwriters and dealers participating in the offering. This means that the representative may reclaim from any syndicate members or other dealers participating in the offering the selling concession on Notes sold by them and purchased by the representatives in stabilizing or short covering transactions.

These activities may have the effect of raising or maintaining the market price of our Notes or preventing or retarding a decline in the market price of our Notes. As a result of these activities, the price of our Notes may be higher than the price that otherwise might exist in the open market. If the underwriters commence these activities, they may discontinue them at any time.

LEGAL MATTERS

The legal validity of the Notes offered by this prospectus supplement will be passed upon for us by Hogan & Hartson L.L.P., Baltimore, Maryland and for the underwriters by Davis Polk & Wardwell, New York, New York.

Laboratory Corporation of America Holdings

Senior Debt Securities

Subordinated Debt Securities

Preferred Stock

Common Stock

Warrants

We may, from time to time, offer to sell senior or subordinated debt securities, preferred stock, common stock, or warrants to purchase our debt securities, preferred stock and common stock. The debt securities, preferred stock and warrants we may offer may be convertible into or exercisable or exchangeable for debt or common or preferred stock or other securities of the Company or debt or equity securities of one or more other entities. We refer to our senior or subordinated debt securities, preferred stock, common stock, and warrants collectively as the “securities.” We may offer the securities separately or together, in separate series or classes and in amounts, at prices and on terms described in one or more supplements to this prospectus. In addition, this prospectus may be used to offer securities for the account of persons other than us.

This prospectus describes some of the general terms that may apply to these securities. The specific terms of any securities to be offered, and any other information relating to a specific offering, will be set forth in a post-effective amendment to the registration statement of which this prospectus is a part or in a supplement to this prospectus or may be set forth in one or more documents incorporated by reference in this prospectus.

We or any selling securityholder may offer and sell these securities to or through one or more underwriters, dealers and agents, or directly to purchasers, on a continuous or delayed basis.

Our common stock is listed on the New York Stock Exchange under the symbol “LH.”

Investing in our securities involves risks. See “Risk Factors” beginning on page 6.

Neither the Securities and Exchange Commission nor any other regulatory body has approved or disapproved of these securities or passed upon the accuracy or adequacy of this prospectus. Any representation to the contrary is a criminal offense.

The date of the prospectus is December 5, 2005.

You should rely only on the information provided or incorporated by reference in this prospectus or any applicable prospectus supplement. We have not authorized anyone to provide you with different or additional information. We are not making an offer to sell these securities in any jurisdiction where the offer or sale of these securities is not permitted. You should not assume that the information appearing in this prospectus, the accompanying prospectus supplement or the documents incorporated by reference herein or therein is accurate as of any date other than their respective dates. Our business, financial condition, results of operations and prospects may have changed since those dates.

You should read carefully the entire prospectus, as well as the documents incorporated by reference in the prospectus and the applicable prospectus supplement, before making an investment decision.

When used in this prospectus, except where the context otherwise requires, the terms “we,” “us,” “our” and “the Company” refer to Laboratory Corporation of America Holdings.

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FORWARD-LOOKING STATEMENTS

This prospectus and the accompanying prospectus supplement, together with other statements and information incorporated by reference, contain certain forward-looking statements within the meaning of Section 27A of the Securities Act of 1933 and Section 21E of the Securities Exchange Act of 1934. Such statements are based on assumptions and expectations that may not be realized and are inherently subject to risks, uncertainties and other factors, many of which cannot be predicted with accuracy and some of which might not even be anticipated. Future events and actual results, performance, transactions or achievements, financial or otherwise, may differ materially from the results, performance, transactions or achievements expressed or implied by the forward-looking statements. Risks, uncertainties and other factors that might cause such differences, some of which could be material, include, but are not limited to:

1.	changes in federal, state, local and third party payer regulations or policies (or in the interpretation of current regulations) affecting governmental and third-party reimbursement for clinical laboratory testing;

2.	adverse results from investigations of clinical laboratories by the government, which may include significant monetary damages and/or exclusion from the Medicare and Medicaid programs;

3.	loss or suspension of a license or imposition of a fine or penalties under, or future changes in, the law or regulations of the Clinical Laboratory Improvement Act of 1967, and the Clinical Laboratory Improvement Amendments of 1988, or those of Medicare, Medicaid, the False Claims Act or other federal, state or local agencies;

4.	failure to comply with the Federal Occupational Safety and Health Administration requirements and the Needlestick Safety and Prevention Act which may result in penalties and loss of licensure;

5.	failure to comply with the Health Insurance Portability and Accountability Act of 1996, or HIPPA, which could result in significant fines;

6.	failure of third party payors to complete testing with the Company, or accept or remit transactions, in HIPAA-required standard transaction and code set format, could result in an interruption in the Company’s cash flow;

7.	increased competition, including price competition;

8.	changes in payer mix, including an increase in capitated managed-cost health care or the impact of a shift to consumer-driven health plans;

9.	failure to obtain and retain new customers and alliance partners, or a reduction in tests ordered or specimens submitted by existing customers;

10.	failure to retain or attract managed care business as a result of changes in business models, including new risk based or network approaches, or other changes in strategy or business models by managed care companies;

11.	failure to effectively manage newly acquired businesses and the cost related to such integration;

12.	adverse results in litigation matters;

13.	inability to attract and retain experienced and qualified personnel;

14.	failure to maintain the Company’s days sales outstanding levels;

15.	decrease in our credit ratings by Standard & Poor’s and/or Moody’s Investors Service;

16.	failure to develop or acquire licenses for new or improved technologies, or if customers use new technologies to perform their own tests;

17.	inability to commercialize newly licensed tests or technologies or to obtain appropriate reimbursement for such tests, which could result in impairment in the value of certain capitalized licensing costs;

18.	inability to obtain and maintain adequate patent and other proprietary rights for protection of the Company’s products and services and successfully enforce the Company’s proprietary rights;

19.	the scope, validity and enforceability of patents and other proprietary rights held by third parties which might have an impact on the Company’s ability to develop, perform, or market the Company’s tests or operate its business;

20.	failure in the Company’s information technology systems resulting in an increase in testing turnaround time or billing processes or the failure to meet future regulatory or customer information technology and connectivity requirements;

21.	failure of the Company’s disaster recovery plans to provide adequate protection against the interruption of business and/or the recovery of business operations;

22.	business interruption or other impact on the business due to adverse weather (including hurricanes), fires and/or other natural disasters;

23.	failure by the Company to comply with the Sarbanes-Oxley Act of 2002, including Section 404 of that Act which requires management to report on, and our independent registered public accounting firm to attest to and report on, our internal controls; and

24.	liabilities that result from the inability to comply with new corporate governance requirements.

We undertake no obligation to publicly update or revise these forward-looking statements, whether as a result of new information, future events or otherwise.

WHERE YOU CAN FIND MORE INFORMATION

We file annual, quarterly and current reports, proxy statements and other information with the SEC under the Securities Exchange Act of 1934, as amended. You may read and copy any reports, statements or other information on file at the SEC’s public reference room located at 100 F Street, N.E., Washington, D.C. 20549. Please call the SEC at 1-800-SEC-0330 for further information on the public reference room. These filings are available at the Internet website maintained by the SEC at http://www.sec.gov. You can also inspect copies of our public filings at the offices of the New York Stock Exchange (the “NYSE”). For further information about obtaining copies of our public filings from the NYSE, please call (212) 656-5060.

We have filed with the SEC a “shelf” registration statement on Form S-3 under the Securities Act of 1933 relating to the securities that may be offered by this prospectus. This prospectus is a part of that registration statement, but does not contain all of the information in the registration statement. We have omitted parts of the registration statement in accordance with the rules and regulations of the SEC. For more detail about us and any securities that may be offered by this prospectus, you may examine the registration statement on Form S-3 and the exhibits filed with it at the locations listed in the previous paragraph.

INCORPORATION OF CERTAIN INFORMATION BY REFERENCE

We incorporate information into this prospectus by reference, which means that we disclose important information to you by referring you to another document filed separately with the SEC. The information incorporated by reference is deemed to be part of this prospectus, except to the extent superseded by information contained herein or by information contained in documents filed with the SEC after the date of this prospectus. This prospectus incorporates by reference the documents set forth below, the file number for each of which is 1-11353, that have been previously filed with the SEC (other than, in each case, documents or information deemed to have been furnished and not filed in accordance with SEC rules):

(1)	Our Annual Report on Form 10-K for the year ended December 31, 2004;

(2)	Our Quarterly Reports on Form 10-Q for the quarters ended March 31, 2005, June 30, 2005 and September 30, 2005;

(3)	Our Current Reports on Form 8-K filed on January 14, March 8, March 11, March 31, and December 1, 2005 (as amended by Form 8-K/A filed on December 2, 2005); and

(4)	The description of the Company’s Common Stock in our Registration Statement on Form 8-B filed on July 1, 1994 as amended by Amendment No. 1 thereto dated April 27, 1995, under the Securities Exchange Act of 1934, and the description of the related stock purchase rights in our Registration Statement on Form 8-A filed on December 21, 2001, including amendments thereto, and any report filed for the purpose of updating such descriptions.

We also incorporate by reference into this prospectus additional documents that we may file with the SEC under Section 13(a), 13(c), 14 or 15(d) of the Securities Exchange Act of 1934 from the date of this prospectus until we have sold all of the securities to which this prospectus relates or the offering is otherwise terminated. We do not incorporate by reference additional documents or information furnished and not filed with the SEC.

You may obtain copies of any of these filings through Laboratory Corporation of America Holdings as described below, through the SEC or through the SEC’s Internet website as described above. Documents incorporated by reference are available without charge, excluding all exhibits unless an exhibit has been specifically incorporated by reference into this prospectus, by requesting them in writing, by telephone or via the Internet at:

Laboratory Corporation of America Holdings

358 South Main Street

Burlington, North Carolina 27215

336-229-1127

Attn: Office of the Corporate Secretary

Internet Website: www.labcorp.com

The information contained on our website does not constitute a part of this prospectus, and our website address supplied above is intended to be an inactive textual reference only and not an active hyperlink to our website.

THE COMPANY

Laboratory Corporation of America Holdings and its subsidiaries, headquartered in Burlington, North Carolina, is the second largest independent clinical laboratory company in the United States based on 2004 net revenues. Since its founding in 1971, the Company has grown into a national network of 32 primary laboratories and over 1,300 service sites, consisting of branches, patient service centers and STAT laboratories, which are laboratories that have the ability to perform certain routine tests quickly and report the results to the physician immediately. Through its national network of laboratories, the Company offers a broad range of clinical laboratory tests which are used by the medical profession in routine testing, patient diagnosis, and in the monitoring and treatment of disease. In addition, the Company has developed specialty and niche businesses based on certain types of specialized testing capabilities and client requirements, such as oncology testing, HIV genotyping and phenotyping, diagnostic genetics and clinical research trials.

RISK FACTORS

Your investment in any securities offered pursuant to this prospectus involves certain risks. Before deciding to invest, you should consider carefully, among other matters, the following discussion of risks and the other risks and information contained or incorporated by reference in this prospectus. The discussion set forth below may be supplemented, updated or superseded by risk factors and other information contained in a prospectus supplement or other filing by us with the SEC.

If any of these risks are realized, our business, prospects, financial condition, results of operations and our ability to service debt could be materially adversely affected.

Risks Associated with our Business

Changes in federal, state, local and third-party payor regulations or policies (or in the interpretation of current regulations or policies) may adversely affect governmental and third-party reimbursement for clinical laboratory testing.

Government payors, such as Medicare and Medicaid, as well as insurers, including managed care organizations, have increased their efforts to control the cost, utilization and delivery of health care services. From time to time, Congress has considered and implemented changes in the Medicare fee schedules in conjunction with budgetary legislation. Further reductions of reimbursement for Medicare services may be implemented from time to time. Reimbursement for the pathology services component of our business is also subject to statutory and regulatory reduction. Reductions in the reimbursement rates of other third-party payors may occur as well. Such changes in the past have resulted in reduced prices as well as added costs and have decreased test utilization for the clinical laboratory industry by adding often more complex new regulatory and administrative requirements. Further changes in federal, state, local and third-party payor regulations or policies may have a material adverse impact on our business.

We could face significant monetary damages and penalties and/or exclusion from the Medicare and Medicaid programs if we violate health care anti-fraud and abuse laws.

We are subject to extensive government regulation at the federal, state and local levels. Our failure to meet governmental requirements under these regulations, including those relating to billing practices and relationships with physicians and hospitals, could lead to civil and criminal penalties, exclusion from participation in Medicare and Medicaid and possible prohibitions or restrictions on the use of our laboratories. While we believe we have structured our operations and relationships with care in an effort to meet all statutory and regulatory requirements, there is a risk that government authorities might take a contrary position. Such occurrences, regardless of their outcome, could damage our reputation and adversely affect important business relationships we have with third parties.

Our business would be harmed from the loss or suspension of a license or imposition of a fine or penalties under, or future changes in, the law or regulations of the Clinical Laboratory Improvement Amendments of 1988 or those of Medicare, Medicaid or other federal, state or local agencies.

The clinical laboratory testing industry is subject to extensive regulation, and many of these statutes and regulations have not been interpreted by the courts. The Clinical Laboratory Improvement Amendments of 1988 (“CLIA”) extend federal oversight to virtually all clinical laboratories by requiring that they be certified by the federal government or by a federally-approved accreditation agency. The sanction for failure to comply with CLIA requirements may be suspension, revocation or limitation of a laboratory’s CLIA certificate, which is necessary to conduct business, as well as significant fines and/or criminal penalties. In addition, we are subject to regulation under state law. State laws may require that laboratories and/or laboratory personnel meet certain qualifications, specify certain quality controls or require maintenance of certain records.

We cannot assure you that applicable statutes and regulations will not be interpreted or applied by a prosecutorial, regulatory or judicial authority in a manner that would adversely affect our business. Potential sanctions for violation of these statutes and regulations include significant fines and the suspension or loss of various licenses, certificates and authorizations, which could have a material adverse effect on our business. In addition, compliance with future legislation could impose additional requirements on us which may be costly.

Failure to comply with environmental, health and safety laws and regulations, including the federal Occupational Safety and Health Administration Act and the Needlestick Safety and Prevention Act, which may result in fines and penalties and loss of licensure, would have a material adverse effect upon our business.

We are subject to licensing and regulation under federal, state and local laws and regulations relating to the protection of the environment and human health and safety, including laws and regulations relating to the handling, transportation and disposal of medical specimens, infectious and hazardous waste and radioactive materials as well as to the safety and health of laboratory employees. All of our laboratories are subject to applicable federal and state laws and regulations relating to biohazard disposal of all laboratory specimens, and we utilize outside vendors for disposal of such specimens. In addition, the federal Occupational Safety and Health Administration has established extensive requirements relating to workplace safety for health care employers, including clinical laboratories, whose workers may be exposed to blood-borne pathogens such as HIV and the hepatitis B virus. These requirements, among other things, require work practice controls, protective clothing and equipment, training, medical follow-up, vaccinations and other measures designed to minimize exposure to, and transmission of, blood-borne pathogens. In addition, the Needlestick Safety and Prevention Act requires, among other things, that we include in our safety programs the evaluation and use of engineering controls such as safety needles if found to be effective at reducing the risk of needlestick injuries in the workplace.

Failure to comply with federal, state and local laws and regulations could subject us to denial of the right to conduct business, fines, criminal penalties and/or other enforcement actions which would have a material adverse effect on our business. In addition, compliance with future legislation could impose additional requirements on us which may be costly.

Regulations requiring the use of “standard transactions” for health care services issued under HIPAA may negatively impact our profitability and cash flows.

Pursuant to HIPAA, the Secretary of the Department of Health and Human Services, or HHS, has issued final regulations designed to improve the efficiency and effectiveness of the health care system by facilitating the electronic exchange of information in certain financial and administrative transactions while protecting the privacy and security of the information exchanged.

HHS issued guidance on July 24, 2003 stating that it will not penalize a covered entity for post-implementation date transactions that are not fully compliant with the transactions standards, if the covered entity can demonstrate its good faith efforts to comply with the standards. HHS’ stated purpose for this flexible enforcement position was to “permit health plans to mitigate unintended adverse effects on covered entities’ cash flow and business operations during the transition to the standards, as well as on the availability and quality of patient care.” However, beginning October 1, 2005, the Center for Medicare and Medicaid Services no longer processes incoming non-HIPAA-compliant electronic Medicare claims.

The HIPAA transaction standards are complex, and subject to differences in interpretation by payors. For instance, some payors may interpret the standards to require us to provide certain types of information, including demographic information not usually provided to us by physicians. As a result of inconsistent application of transaction standards by payors or our inability to obtain certain billing information not usually provided to us by physicians, we could face increased costs and complexity, a temporary disruption in receipts and ongoing reductions in reimbursements and net revenues. In addition, new requirements for additional standard transactions, such as claims attachments or use of a national provider identifier, could prove technically difficult, time-consuming or expensive to implement. We are working closely with our payors to establish acceptable protocols for claims submissions and with our trade association and an industry coalition to present issues and problems as they arise to the appropriate regulators and standards setting organizations.

Compliance with the HIPAA security regulations and privacy regulations may increase our costs.

The HIPAA privacy and security regulations, which became fully effective in April 2003 and April 2005 respectively, establish comprehensive federal standards with respect to the uses and disclosures of protected health information by health plans, healthcare providers and healthcare clearinghouses, in addition to setting standards to protect the confidentiality, integrity and availability of protected health information. The regulations establish a complex regulatory framework on a variety of subjects, including:

•	the circumstances under which uses and disclosures of protected health information are permitted or required without a specific authorization by the patient, including but not limited to treatment purposes, activities to obtain payments for our services, and our healthcare operations activities;

•	a patient’s rights to access, amend and receive an accounting of certain disclosures of protected health information;

•	the content of notices of privacy practices for protected health information; and

•	administrative, technical and physical safeguards required of entities that use or receive protected health information.

We have implemented policies and procedures related to compliance with the HIPAA privacy and security regulations, as required by law. The privacy regulations establish a “floor” and do not supersede state laws that are more stringent. Therefore, we are required to comply with both federal privacy regulations and varying state privacy laws. In addition, for healthcare data transfers from other countries relating to citizens of those countries, we must comply with the laws of those other countries. The federal privacy regulations restrict our ability to use or disclose patient identifiable laboratory data, without patient authorization, for purposes other than payment, treatment or healthcare operations (as defined by HIPAA), except for disclosures for various public policy purposes and other permitted purposes outlined in the privacy regulations. The privacy and security regulations provide for significant fines and other penalties for wrongful use or disclosure of protected health information, including potential civil and criminal fines and penalties. Although the HIPAA statute and regulations do not expressly provide for a private right of damages, we also could incur damages under state laws to private parties for the wrongful use or disclosure of confidential health information or other private personal information.

Increased competition, including price competition, could have a material adverse impact on our net revenues and profitability.

The clinical laboratory business is intensely competitive both in terms of price and service. Pricing of laboratory testing services is one of the significant factors often used by health care providers and third-party payors in selecting a laboratory. As a result of the clinical laboratory industry undergoing significant consolidation, larger clinical laboratory providers are able to increase cost efficiencies afforded by large-scale automated testing. This consolidation results in greater price competition. We may be unable to increase cost efficiencies sufficiently, if at all, and as a result, our net earnings and cash flows could be negatively impacted by such price competition.

Additional competition, including price competition, could have a material adverse impact on our net revenues and profitability.

If we fail to develop, or acquire licenses for, new or improved testing technologies, or if our customers use new technologies to perform their own tests, we may not be able to successfully achieve our business strategy.

The clinical laboratory testing industry is subject to changing technology and new product introductions. Our success in maintaining a leadership position in genomic and other advanced testing technologies will depend, in part, on our ability to license new and improved technologies for early diagnosis on favorable terms. We may not be able to negotiate acceptable licensing arrangements and we cannot be certain that such arrangements will yield commercially successful diagnostic tests. If we are unable to license these testing methods at competitive rates, our research and development costs may increase as a result. In addition, if we are unable to license new or improved technologies to expand our esoteric testing businesses, our testing methods may become outdated when compared with our competition and our testing volume and revenue may be materially and adversely affected.

In addition, advances in technology may lead to the development of more cost-effective point-of-care testing equipment that can be operated by physicians or other healthcare providers in their offices or by patients themselves without requiring the services of freestanding clinical laboratories. Development of such technology and its use by our customers would reduce the demand for our laboratory testing services and negatively impact our revenues.

Currently, most clinical laboratory testing is categorized as “high” or “moderate” complexity, and thereby is subject to extensive and costly regulation under CLIA. The cost of compliance with CLIA reduces the cost effectiveness for most physicians to operate clinical laboratories in their offices, and other laws limit the ability of physicians to have ownership in a laboratory and to refer tests to such a laboratory. However, manufacturers of laboratory equipment and test kits could seek to increase their sales by marketing point-of-care laboratory equipment to physicians and by selling test kits approved for home or physician office use to both physicians and patients. Diagnostic tests approved for home use are automatically deemed to be “waived” tests under CLIA, which may then be performed in physician office laboratories as well as by patients in their homes with minimal regulatory oversight. Other tests meeting certain FDA criteria also may be classified as “waived” for CLIA purposes. The FDA has regulatory responsibility over instruments, test kits, reagents and other devices used by clinical laboratories and has taken responsibility from the Centers for Disease Control for classifying the complexity of tests for CLIA purposes. Increased approval of “waived” test kits could lead to increased testing by physicians in their offices, which could affect our market for laboratory testing services and negatively impact our revenues.

Changes in payor mix, including an increase in capitated managed-cost health care or new national or networking managed care purchasing models, could have a material adverse impact on our net revenues and profitability.

Most testing services are billed to a party other than the physician or other authorized person that ordered the test. In addition, tests ordered by a single physician may be billed to different payors depending on the medical benefits of a particular patient. Increases in the percentage of services billed to government and managed care payors could have an adverse impact on our net revenues. For the nine months ended September 30, 2005, the percentage of accessions by payor was:

•	private patients—2.5%,

•	Medicare, Medicaid and other—21.3%,

•	commercial clients—34.7% and

•	managed care—41.5%.

Managed care providers typically contract with a limited number of clinical laboratories and then designate the laboratory or laboratories to be used for tests ordered by participating physicians. The majority of our managed care testing is negotiated on a fee-for-service basis at a discount from our patient prices. Such discounts have historically resulted in price erosion and have negatively impacted our operating margins. In addition, managed care organizations have used capitated payment contracts in an attempt to fix the cost of laboratory testing services for their enrollees. Under a capitated payment contract, the clinical laboratory and managed care organization agree to a per member, per month payment to cover all laboratory tests during the month, regardless of the number or cost of the tests actually performed. Such contracts shift the risk of additional testing beyond that covered by the capitated payment to the clinical laboratory. Pursuant to legislation passed in late 2003, the percentage of Medicare beneficiaries enrolled in Medicare managed care plans is expected to increase. For the nine months ended September 30, 2005, capitated contracts accounted for approximately $102.2 million, or 4.1%, of our net sales.

Recently, managed care companies have announced their intention to adopt new national or networking managed care laboratory services purchasing models. If we are unable to participate in these new models, it would have a material adverse impact on our net revenues and profitability.

In addition, Medicare and Medicaid and private insurers have increased their efforts to control the cost, utilization and delivery of health care services, including clinical laboratory services. Measures to regulate health care delivery in general, and clinical laboratories in particular, have resulted in reduced prices, added costs and decreased test utilization for the clinical laboratory industry by increasing complexity and adding new regulatory and administrative requirements.

We expect efforts to impose reduced reimbursements and more stringent cost controls by government and other payors to continue. If we cannot offset additional reductions in the payments we receive for our services by reducing costs, increasing test volume and/or introducing new procedures, it would have a material adverse impact on our net revenues and profitability.

Our failure to obtain and retain new customers and alliance partners, or a reduction in tests ordered or specimens submitted by existing customers, could impact our ability to successfully grow our business.

To offset efforts by payors to reduce the cost and utilization of clinical laboratory services, we need to obtain and retain new customers and alliance partners. In addition, a reduction in tests ordered or specimens submitted by existing customers, without offsetting growth in our customer base, could impact our ability to successfully grow our business and could have a material adverse impact on our net revenues and profitability. We compete primarily on the basis of the quality of our testing, reporting and information systems, our reputation in the medical community, the pricing of our services and our ability to employ qualified personnel. Our failure to successfully compete on any of these factors could result in the loss of customers and a reduction in our ability to expand our customer base.

In addition, we rely on developing alliances with hospitals to expand our business through traditional and non-traditional business models. Reference agreements, or the traditional business model, provide a means for hospitals to outsource patient laboratory testing services that are esoteric or complex, or that are not time critical. A non-traditional business model is where we provide technical support services in a variety of health care settings. Our ability to expand the number of alliances with hospitals and maintain current alliances, many of which are terminable on short notice, could impact our ability to successfully grow our business.

Our failure to integrate newly acquired businesses and the costs related to such integration could have a material adverse impact on our net revenues and profitability.

The successful integration of any business we may acquire in the future entails numerous risks, including, among others:

•	loss of key customers or employees;

•	difficulty in consolidating redundant facilities and infrastructure and in standardizing information and other systems;

•	failure to maintain the quality of services that such companies have historically provided;

•	coordination of geographically-separated facilities and workforces; and

•	diversion of management’s attention from the day-to-day business of our company.

We cannot assure you that current or future acquisitions, if any, or any related integration efforts will be successful, or that our business will not be adversely affected by any future acquisitions. Even if we are able to successfully integrate the operations of companies or businesses we may acquire in the future, we may not be able to realize the benefits that we expect to result from such integration, including projected cost savings within the projected time frame or at all.

Adverse results in material litigation matters could have a material adverse effect upon our business.

Although we are not currently involved in any material legal actions, we may become subject in the ordinary course of business to material legal action related to, among other things, intellectual property disputes, professional liability and employee-related matters, as well as inquiries from governmental agencies and Medicare or Medicaid carriers requesting comment on allegations of billing irregularities that are brought to their attention through billing audits or third parties. Legal actions could result in substantial monetary damages as well as damage to our reputation with customers, which could have a material adverse effect upon our business.

Our ability to attract and retain experienced and qualified personnel could adversely affect our business.

The loss of key management personnel or our inability to attract and retain experienced and qualified skilled employees at our clinical laboratories and research centers could adversely affect the business. Our success is dependent in part on the efforts of key members of our management team. Our success in maintaining our leadership position in genomic and other advanced testing technologies will depend in part on our ability to attract and retain skilled research professionals. In addition, the success of our clinical laboratories also depends on employing and retaining qualified and experienced laboratory professionals, including specialists, who perform our clinical laboratory testing services. In the future, if competition for the services of these professionals increases, we may not be able to continue to attract and retain individuals in our markets. Our revenues and earnings could be adversely affected if a significant number of professionals terminate their relationship with us or become unable or unwilling to continue their employment.

Failure to maintain our days sales outstanding levels would have an adverse effect on our business.

Billing for laboratory services is a complex process. Laboratories bill many different payors such as doctors, patients, hundreds of different insurance companies, Medicare, Medicaid and employer groups, all of whom have different billing requirements. We believe that a majority of our bad debt expense, which was 5.3% of our net revenues at September 30, 2005, is the result of non-credit related issues which slow the billing process. If we are unable to maintain our days sales outstanding level (“DSO”), which as of September 30, 2005 was approximately 55 days, through efforts to reduce the number of requisitions that are missing certain billing information, our bad debt expense and DSO could increase, which would have an adverse effect on our business.

Failure in our information technology systems could significantly increase testing turn-around time or billing processes and otherwise disrupt our operations.

Our laboratory operations depend, in part, on the continued and uninterrupted performance of our information technology systems. Despite network security measures and other precautions we have taken, our information technology systems are potentially vulnerable to physical or electronic break-ins, computer viruses and similar disruptive problems. In addition, we are in the process of integrating the information technology systems of our recently acquired subsidiaries, and we may experience system failures or interruptions as a result of this process. Sustained system failures or interruption of our systems in one or more of our laboratory operations could disrupt our ability to process laboratory requisitions, perform testing, provide test results in a timely manner and/or bill the appropriate party. Failure of our information technology systems could adversely affect our business, profitability and financial condition.

Our operations may be disrupted and adversely impacted by the effects of natural disasters such as hurricanes and earthquakes, or acts of terrorism or other criminal activities.

Our operations may be adversely impacted by the effects of natural disasters such as hurricanes and earthquakes, or acts of terrorism or other criminal activities. Such events may result in a temporary decline in the number of patients who seek laboratory testing services. In addition, such events may temporarily interrupt our ability to transport specimens, our ability to utilize certain laboratories or to receive material from our suppliers.

Failure by the Company to comply with the Sarbanes-Oxley Act of 2002, including Section 404 of that Act which requires management to report on, and our independent registered public accounting firm to attest to and report on, our internal controls, could cause sanctions and investigations by regulatory authorities, such as the SEC.

If we are not able to continue to comply with the requirements of Section 404 in a timely manner, our independent auditors may not be able to certify as to the effectiveness of our internal control over financial reporting and we may be subject to sanctions or investigation by regulatory authorities, such as the SEC. As a result, there could be an adverse reaction in the financial markets due to a loss of confidence in the reliability of our financial statements. In addition, we may be required to incur costs in connection with continued testing and strengthening of our internal control system.

USE OF PROCEEDS

Unless we specify otherwise in a prospectus supplement, we intend to use the net proceeds from sales of securities by us to provide additional funds for general corporate purposes. If net proceeds from a specific offering will be used to repay indebtedness, the applicable prospectus supplement will describe the relevant terms of the debt to be repaid. We will not receive proceeds from sales of securities by persons other than us except as may otherwise be stated in an applicable prospectus supplement.

RATIO OF EARNINGS TO FIXED CHARGES

	Fiscal Years Ended December 31,					Nine Months Ended September 30,
	2000	2001	2002	2003	2004	2005
Ratio of earnings to fixed charges	4.33	7.40	10.03	8.15	9.59	9.97

These computations include us and our consolidated subsidiaries. For purposes of calculating the ratio of earnings to fixed charges, earnings consist of income before provision for income taxes, plus fixed charges. Fixed charges include interest expense on debt and the portion of rental expense which is deemed representative of the interest factor.

DESCRIPTION OF SECURITIES

DEBT SECURITIES

This prospectus may be used for an offering of any combination of our senior debt securities or subordinated debt securities. Senior debt securities and subordinated debt securities will be issued under separate indentures between us, as issuer, and The Bank of New York Trust Company, N.A., as trustee. Further information regarding the trustee may be provided in the prospectus supplement. The form of each type of indenture is filed as an exhibit to the registration statement of which this prospectus is a part. Particular debt securities will be issued in one or more series that will be established by board resolution, officers’ certificate or supplemental indenture, which will be filed by us with the SEC in connection with a particular offering. Where we refer to either indenture below, we mean the indenture as well as any applicable board resolution, officers’ certificate or supplemental indenture.

The prospectus supplement will describe the particular terms of any debt securities that may be offered and may supplement the terms summarized below. The following summaries of the debt securities and the indentures are not complete. We urge you to read the indentures filed as exhibits to the registration statement which includes this prospectus and the description of the additional terms of the debt securities included in the applicable prospectus supplement.

General

We may issue an unlimited principal amount of debt securities in separate series. We may specify a maximum aggregate principal amount for the debt securities of any series. The debt securities will have terms that are consistent with the indentures. Senior debt securities will rank equal in right of payment with all our other unsecured and unsubordinated debt. Subordinated debt securities will be paid only if all payments due under our senior indebtedness, including any outstanding senior debt securities, have been made.

Because we are a holding company whose operations are conducted through operating subsidiaries, the debt securities will be structurally subordinated to any and all existing and future indebtedness, whether or not secured, and other liabilities and claims of holders of preferred stock of any of our subsidiaries. The indenture under which the senior debt securities will be issued restricts in certain circumstances, but does not otherwise prohibit, our subsidiaries from issuing additional indebtedness or preferred stock that would be structurally senior in right of payment to the senior debt securities. The indenture under which the subordinated debt securities will be issued does not restrict our subsidiaries from issuing additional indebtedness or preferred stock that would be structurally senior in right of payment to the subordinated debt securities.

The indentures do not limit the amount of other debt that we may incur or whether that debt is senior to the debt securities offered by this prospectus. Other than the restrictions on liens, sale and leaseback transactions and indebtedness and preferred stock issued by our subsidiaries applicable to senior debt securities described below, the indentures do not contain financial or similar restrictive covenants. The indentures do not contain any provision to protect holders of debt securities against a sudden or dramatic decline in our ability to pay our debt.

The prospectus supplement will describe the debt securities being offered and the price or prices at which debt securities will be offered. The description will include:

•	the title of the debt securities and whether the debt securities are senior debt securities or subordinated debt securities;

•	any limit on the aggregate principal amount of the series of debt securities being offered;

•	the date or dates on which we must repay the principal;

•	the rate or rates at which the debt securities will bear interest;

•	the date, if any, from which interest will accrue, and the dates, if any, on which we must pay interest;

•	the terms and conditions on which we may redeem any debt security, if at all, at our option;

•	our obligation, if any, to redeem or purchase any debt securities, and the terms and conditions on which we must do so;

•	the denominations in which we may issue the debt securities, if other than integral multiples of $1,000;

•	the manner in which we will determine the amount of principal of or any premium or interest on the debt securities;

•	the currency in which we will pay the principal of and any premium or interest on the debt securities;

•	the amount that will be deemed to be the principal amount of the debt securities for any purpose, including the principal amount that will be due and payable upon maturity or that will be deemed to be outstanding as of any date;

•	if applicable, the terms of any right to convert debt securities into, or exchange debt securities for, debt securities, shares of our preferred stock or common stock or other securities or property;

•	whether we will issue the debt securities in the form of one or more global securities and, if so, the depositary for the global securities and the terms of the global securities;

•	any additional or different subordination provisions that will apply to any series of subordinated debt securities;

•	any addition to or change in the events of default applicable to the debt securities and any change in the right of the trustee or the holders to declare the principal amount of any of the debt securities due and payable;

•	any addition to or change in the covenants in the indentures applicable to the debt securities; and

•	any other terms of the debt securities not inconsistent with the applicable indentures.

We may sell the debt securities at a substantial discount below their stated principal amount. We will describe U.S. federal income tax considerations, if any, applicable to debt securities sold at an original issue discount in the prospectus supplement. An “original issue discount security” is any debt security sold for less than its face value, and which provides that the holder cannot receive the full face value if the maturity of the security is accelerated. The prospectus supplement relating to any original issue discount securities will describe the particular provisions relating to acceleration of the maturity upon the occurrence of an event of default. In addition, we will describe U.S. federal income tax or other considerations applicable to any debt securities that are denominated in a currency or unit other than U.S. dollars in the prospectus supplement.

Conversion and Exchange Rights

The prospectus supplement will describe, if applicable, the terms on which you may convert debt securities into or exchange them for debt securities, preferred stock, common stock or other securities or property. The conversion or exchange may be mandatory or may be at your option. The prospectus supplement will describe how the amount of debt securities, number of shares of preferred stock or common stock, or the amount of other securities or property to be received upon conversion or exchange would be calculated.

Optional Redemption

The prospectus supplement will set forth whether we will have the right to redeem a series of debt securities before maturity. Unless the prospectus supplement provides otherwise, we will mail a notice of redemption to holders at least 30, but not more than 60 days, prior to the date of redemption. If we have the right to redeem less than all of a series of debt securities, the trustee shall select pro rata, by lot or in such other manner as it deems appropriate the debt securities to be redeemed. If any debt securities of a series are to be redeemed only in part, the notice of redemption will state the portion of the principal amount of the debt security to be redeemed. Upon cancellation of a debt security surrendered for redemption in part, we will issue a new debt security in principal amount in multiples of $1,000 equal to the unredeemed portion of the surrendered note in the name of the holder thereof. Debt securities called for redemption will become due on the date fixed for redemption. On and after the redemption date, interest will cease to accrue on debt securities or portions of the debt securities called for redemption.

Make Whole Redemption

The prospectus supplement will set forth whether we will have the right to redeem a series of debt securities in whole or in part at a price based on a Make-Whole Amount. Unless the prospectus supplement provides otherwise, the following terms shall apply to our right to redeem a series of debt securities based on a Make-Whole Amount. We may redeem all or part of the debt securities of the affected series at any time at our option at a redemption price equal to the greater of:

(1) 100% of the principal amount of the debt securities being redeemed plus accrued and unpaid interest to the redemption date or

(2) the Make-Whole Amount for the debt securities being redeemed.

For purposes of a redemption at a price based on a Make-Whole Amount:

“Make-Whole Amount” means the sum, as determined by the Quotation Agent, of the present values of the scheduled payments of principal and interest (exclusive of interest to the redemption date) from the redemption date to the maturity date of the debt securities being redeemed, in each case discounted to the redemption date on a semi-annual basis, assuming a 360-day year consisting of twelve 30-day months, at the Adjusted Treasury Rate, plus accrued and unpaid interest on the principal amount of the debt securities being redeemed to the redemption date.

“Adjusted Treasury Rate” means, with respect to any redemption date, (1) the yield, under the heading which represents the average for the immediately preceding week, appearing in the most recently published statistical release designated “H.15(519)” or any successor publication which is published weekly by the Board of Governors of the Federal Reserve System and which establishes yields on actively traded United States Treasury securities adjusted to constant maturity under the caption “Treasury Constant Maturities,” for the maturity corresponding to the Comparable Treasury Issue (if no maturity is within three months before or after the remaining term of the securities of the series being redeemed, yields for the two published maturities most closely corresponding to the Comparable Treasury Issue shall be determined and the Adjusted Treasury Rate shall be interpolated or extrapolated from such yields on a straight line basis, rounding to the nearest month) or (2) if such release (or any successor release) is not published during the week preceding the calculation date or does not contain such yields, the rate per year equal to the semi-annual equivalent yield to maturity of the Comparable Treasury Issue (expressed as a percentage of its principal amount) assuming a price for the Comparable Treasury Issue equal to the Comparable Treasury Price for such redemption date, in each case calculated on the third business day preceding the redemption date, plus the spread (the “Make-Whole Spread”) specified in a prospectus supplement relating to the affected series of debt securities.

“Comparable Treasury Issue” means the United States Treasury security selected by the Quotation Agent as having a maturity comparable to the remaining term from the redemption date to the maturity date of the debt securities being redeemed that would be utilized, at the time of selection and in accordance with customary financial practice, in pricing new issues of corporate debt securities of comparable maturity to the remaining term of the debt securities of a series.

“Comparable Treasury Price” means, with respect to any redemption date, if clause (2) of the Adjusted Treasury Rate is applicable, the average of three, or such lesser number as is obtained by the trustee, Reference Treasury Dealer Quotations for such redemption date.

“Quotation Agent” means a Reference Treasury Dealer selected by us.

“Reference Treasury Dealer” means any of three nationally recognized investment banking firms selected by us that are primary U.S. government securities dealers.

“Reference Treasury Dealer Quotations” means, with respect to each Reference Treasury Dealer and any redemption date, the average, as determined by the trustee, of the bid and asked prices for the Comparable Treasury Issue, expressed in each case as a percentage of its principal amount, quoted in writing to the trustee by such Reference Treasury Dealer at 5:00 p.m., New York City time, on the third business day preceding such redemption date.

Covenants Applicable to Senior Debt Securities

The covenants summarized below will apply to each series of senior debt securities as long as any senior debt securities of that series are outstanding, unless the prospectus supplement states otherwise.

Limitation on Liens

So long as any debt securities of a series are outstanding, we will not, and will not permit any Restricted Subsidiary to, create, incur, assume or suffer to exist any Lien upon any Principal Property or shares of stock or Indebtedness of any Restricted Subsidiary to secure any Indebtedness, without effectively providing that the outstanding debt securities of the series shall (so long as such other Indebtedness shall be so secured) be equally and ratably secured.

The foregoing limitation does not apply to:

(1)	Liens for taxes not yet due or that are being contested in good faith by appropriate proceedings, provided that adequate reserves with respect thereto are maintained on our books or the books of our Restricted Subsidiaries, as the case may be, in conformity with GAAP;

(2)	carriers’, warehousemen’s, mechanics’, materialmen’s, repairmen’s or other like Liens arising in the ordinary course of business securing obligations that are not overdue for a period of more than 90 days or that are being contested in good faith by appropriate proceedings;

(3)	pledges or deposits in connection with workers’ compensation, unemployment insurance and other social security legislation and deposits securing liability to insurance carriers under insurance or self-insurance arrangements;

(4)	deposits to secure the performance of bids, trade contracts (other than for borrowed money), leases, statutory obligations, surety and appeal bonds, performance bonds and other obligations of a like nature incurred in the ordinary course of business;

(5)	easements, rights-of-way, restrictions and other similar encumbrances incurred in the ordinary course of business that, in the aggregate, are not substantial in amount and that do not in any case materially detract from the value of the property subject thereto or materially interfere with the ordinary conduct of our business or of such Restricted Subsidiary;

(6)	Liens in existence on the first date of the issuance of debt securities of the series;

(7)	Liens arising in connection with trade letters of credit issued for our account or the account of a Restricted Subsidiary securing the reimbursement obligations in respect of such letters of credit, provided, that such Liens encumber only the property being acquired through payments made under such letters of credit or the documents of title and shipping and insurance documents relating to such property;

(8)	Liens on intellectual property acquired by us or a Restricted Subsidiary (such as software) securing our obligation or the obligation of such Restricted Subsidiary to make royalty or similar payments to the seller of such intellectual property, provided, that such Liens encumber only the intellectual property to which such payments relate;

(9)	any Lien upon any property or assets created at the time of the acquisition, purchase, lease, improvement or development of property or assets used or held by us or any Restricted Subsidiary or within one year after such time to secure all or a portion of the purchase price or lease for, or the costs of improvement or development of, such property or assets;

(10)	any Lien upon any property or assets existing thereon at the time of the acquisition thereof (provided such Lien was not incurred in anticipation of such acquisition) by us or any Restricted Subsidiary (whether or not the obligations secured thereby are assumed by us or any Restricted Subsidiary);

(11)	any Lien in favor of us or any Restricted Subsidiary;

(12)	Liens in respect of judgments that do not constitute an Event of Default;

(13)	Liens to secure any extension, renewal, refinancing or refunding (or successive extensions, renewals, refinancings or refundings), in whole or in part, of any Indebtedness secured by Liens referred to in the foregoing clauses (6) through (12) or Liens created in connection with any amendment, consent or waiver relating to such Indebtedness, so long as such Lien does not extend to any other property and the Indebtedness so secured does not exceed the fair market value (as determined by our board of directors) of the assets subject to such Liens at the time of such extension, renewal, refinancing or refunding, or such amendment, consent or waiver, as the case may be; or

(14)	any Lien securing any Indebtedness in an amount which, together with, without duplication, (x) all other Indebtedness secured by a Lien that is not otherwise permitted by the foregoing provisions, (y) the Attributable Debt of any Sale and Leaseback Transaction that is not otherwise permitted under clauses (1) through (4) under “—Limitation on Sale and Leaseback Transactions,” and (z) any Indebtedness incurred by a Subsidiary of ours pursuant to clause (3) under “—Limitation on Subsidiary Indebtedness and Preferred Stock,” does not at the time of the incurrence of the Indebtedness so secured exceed 5% of our Consolidated Total Assets.

Limitation on Sale and Leaseback Transactions

So long as any senior debt securities of a series are outstanding, we will not, and will not permit any Restricted Subsidiary to, enter into any Sale and Leaseback Transaction with respect to any Principal Property unless:

(1)	the Sale and Leaseback Transaction involves a lease for a term of not more than five years;

(2)	the Sale and Leaseback Transaction is between us and a Subsidiary Guarantor or between Subsidiary Guarantors;

(3)	we or a Restricted Subsidiary would be entitled to incur Indebtedness secured by a Lien on such property or assets involved in such Sale and Leaseback Transaction without equally and ratably securing the senior debt securities pursuant to the covenant described under “—Limitation on Liens”;

(4)	the cash proceeds of such Sale and Leaseback Transaction are at least equal to the fair market value thereof or the debt attributable thereto and we apply an amount equal to the greater of the net proceeds of such sale or the Attributable Debt with respect to such Sale and Leaseback Transaction within 270 days of such sale to either (or a combination) of (x) the retirement (other than the mandatory retirement, mandatory prepayment or sinking fund payment or by payment at maturity) of our long-term debt or the long-term debt of a Restricted Subsidiary (other than long-term debt that is subordinated to the senior debt securities) or (y) the acquisition, purchase, improvement or development of other comparable property, including the acquisition of other businesses; or

(5)	the Attributable Debt of the Sale and Leaseback Transaction is in an amount which, together with, without duplication, (x) all of our Attributable Debt and that of our Restricted Subsidiaries under this clause (5), (y) all other Indebtedness secured by a Lien that is not otherwise permitted by the provisions of clauses (1) through (13) under “—Limitation on Liens” above, and (z) any Indebtedness incurred by a Subsidiary of ours pursuant to clause (3) under “—Limitation on Subsidiary Indebtedness and Preferred Stock,” does not at the time of such transaction exceed 5% of our Consolidated Total Assets.

Limitation on Subsidiary Indebtedness and Preferred Stock

So long as any senior debt securities of a series are outstanding, we will not cause or permit our direct or indirect Subsidiaries to incur, create, issue, assume or permit to exist any Indebtedness or Preferred Stock (other than Permitted Indebtedness) unless the amount of such Indebtedness or Preferred Stock, when taken together with, without duplication, (1) all other Indebtedness (other than Permitted Indebtedness) incurred pursuant to this covenant, (2) all other Indebtedness secured by a Lien that is not otherwise permitted by the provisions of clauses (1) through (13) under “—Limitation on Liens” above, and (3) any Attributable Debt of the Sale and Leaseback Transactions that is not otherwise permitted by the provisions of clauses (1) through (4) under “—Limitation on Sale and Leaseback Transactions,” does not at the time of the incurrence exceed the greater of (x) $170.0 million and (y) 5% of our Consolidated Total Assets.

For purposes of these covenants and other provisions of the indentures:

“Acquired Indebtedness” means Indebtedness of a Person (1) existing at the time such Person becomes a Subsidiary or (2) assumed in connection with the acquisition of assets by such Person, in each case, other than Indebtedness incurred in connection with, or in contemplation of, such Person becoming a Subsidiary or such acquisition, as the case may be. For purposes of the provisions described above as “—Limitation on Subsidiary Indebtedness and Preferred Stock”, any Acquired Indebtedness shall not be deemed to have been incurred until 270 days from the date (1) the Person obligated on such Acquired Indebtedness becomes our Subsidiary or (2) the acquisition of assets, in connection with which such Acquired Indebtedness was assumed, is consummated.

“Attributable Debt” means, with respect to a Sale and Leaseback Transaction, an amount equal to the lesser of: (1) the fair market value of the property (as determined in good faith by the Board of Directors); and (2) the present value of the total net amount of rent payments to be made under the lease during its remaining term, discounted at the rate of interest set forth or implicit in the terms of the lease, compounded semi-annually.

“Capitalized Lease” means any obligation of a Person to pay rent or other amounts incurred with respect to real property or equipment acquired or leased by such Person and used in its business that is required to be recorded as a capital lease in accordance with GAAP.

“Consolidated Total Assets” means, with respect to any Person as of any date, the amount of total assets as shown on the consolidated balance sheet of such Person for the most recent fiscal quarter for which financial statements have been filed with the SEC, prepared in accordance with GAAP.

“GAAP” means generally accepted accounting principles in the United States of America in effect from time to time, including those set forth in the opinions and pronouncements of the Accounting Principles Board of the American Institute of Certified Public Accountants and statements of pronouncements of the Financial Accounting Standards Board or such other entity as are approved by a significant segment of the accounting profession.

“Governmental Obligations” means securities that are (i) direct obligations of the United States of America for the payment of which its full faith and credit is pledged or (ii) obligations of a Person controlled or supervised by and acting as an agency or instrumentality of the United States of America, the payment of which is unconditionally guaranteed as a full faith and credit obligation by the United States of America that, in either case, are not callable or redeemable at the option of the issuer thereof, and shall also include a depository receipt issued by a bank (as defined in Section 3(a)(2) of the Securities Act of 1933) as custodian with respect to any such Governmental Obligation or a specific payment of principal of or interest on any such Governmental Obligation held by such custodian for the account of the holder of such depository receipt; provided, however, that (except as required by law) such custodian is not authorized to make any deduction from the amount payable to the holder of such depository receipt from any amount received by the custodian in respect of the Governmental Obligation or the specific payment of principal of or interest on the Governmental Obligation evidenced by such depository receipt.

“Indebtedness” of any Person means, without duplication (1) any obligation of such Person for money borrowed, (2) any obligation of such Person evidenced by bonds, debentures, notes or other similar instruments, (3) any reimbursement obligation of such Person in respect of letters of credit or other similar instruments which support financial obligations which would otherwise become Indebtedness, and (4) any obligation of such Person under Capitalized Leases; provided, however, that “Indebtedness” of such Person shall not include any obligation of such Person to any Subsidiary of such Person or to any Person with respect to which such Person is a Subsidiary.

“Lien” means any mortgage, pledge, hypothecation, encumbrance, lien or other security interest.

“Permitted Acquired Indebtedness” means any Acquired Indebtedness that remains outstanding following the expiration of a good faith offer by us or a Subsidiary obligated under such Acquired Indebtedness to acquire such Acquired Indebtedness, including, without limitation, an offer to exchange such Acquired Indebtedness for debt securities for us, on terms, which in the opinion of an independent investment banking firm of national reputation and standing, are consistent with market practices in existence at the time for offers of a similar nature; provided that the initial expiration date of any such offer shall be not later than the expiration of the 270-day period referred to in the definition of “Acquired Indebtedness”; provided further, that the amount of Acquired Indebtedness that shall constitute “Permitted Acquired Indebtedness” shall only be equal to the amount of Acquired Indebtedness that we or such Subsidiary has made an offer to acquire in accordance with the foregoing.

“Permitted Indebtedness” means (a) Indebtedness outstanding on the first date of the issuance of debt securities of the series; (b) intercompany Indebtedness or Preferred Stock to the extent owing to or held by us or a Subsidiary; (c) any Permitted Acquired Indebtedness; (d) Indebtedness under performance bonds or with respect to workers’ compensation claims, in each case incurred in the ordinary course of business; and (e) Indebtedness of any Subsidiary Guarantor; provided that if such Subsidiary shall cease to be a Subsidiary Guarantor, such Indebtedness will be treated as incurred at that time and will no longer constitute Permitted Indebtedness pursuant to this clause (e).

“Person” means any individual, corporation, limited liability company, partnership, joint-venture, joint-stock company, unincorporated organization or government or any agency or political subdivision thereof.

“Preferred Stock” means, with respect to any Person, any and all shares of preferred stock (however designated) issued by such Person, that is entitled to preference or priority over one or more series or classes of capital stock issued by such Person upon any distribution of such Person’s property and assets, whether by dividend or on liquidation, whether now outstanding, or issued after the date hereof.

“Principal Property” means any real property and any related buildings, fixtures or other improvements located in the United States owned by us or our Subsidiaries (1) that is an operating property included in the list of principal properties in Item 2 (or any successor Item thereto) of our annual report on Form 10-K filed with the SEC for the most recently ended fiscal year, or is an operating property acquired subsequent to such filing that would have been included in such Item 2 if it had been owned prior to the date of such filing or (2) the net book value of which as of the end of the last fiscal quarter ending immediately prior to the date of determination exceeds 1% of our Consolidated Total Assets as of the same date.

“Restricted Subsidiary” means any of our Subsidiaries that owns a Principal Property.

“Sale and Leaseback Transaction” means any arrangement with any Person providing for the leasing by us or any Restricted Subsidiary of real or personal property that is to be sold or transferred by us or such Restricted Subsidiary to such Person or to any other Person to whom funds have been or are to be advanced by such Person on the security of such property or rental obligations of ours or such Restricted Subsidiary.

“Subsidiary” means, with respect to any Person, (i) any corporation at least a majority of whose outstanding voting stock shall at the time be owned, directly or indirectly, by such Person or by one or more of its

Subsidiaries or by such Person and one or more of its Subsidiaries, (ii) any general partnership, limited liability company, joint venture or similar entity, at least a majority of whose outstanding partnership or similar interests shall at the time be owned by such Person, or by one or more of its Subsidiaries, or by such Person and one or more of its Subsidiaries and (iii) any limited partnership of which such Person or any of its Subsidiaries is a general partner.

“Subsidiary Guarantor” means any of our Subsidiaries if and so long as such Subsidiary provides a guarantee of the Securities.

Subordination of Subordinated Debt Securities

The indebtedness underlying any subordinated debt securities will be payable only if all payments due under our senior indebtedness, including any outstanding senior debt securities, have been made. Senior indebtedness includes the principal, premium (if any) and unpaid interest on all present and future:

(1)	indebtedness for borrowed money;

(2)	obligations evidenced by bonds, debentures, notes or similar instruments;

(3)	obligations under (i) interest rate swaps, caps, collars, options and similar arrangements, (ii) any foreign exchange contract, currency swap contract, futures contract, currency option contract or other foreign currency hedge and (iii) credit swaps, caps, floors, collars and similar arrangements;

(4)	indebtedness incurred, assumed or guaranteed in connection with the acquisition by us or any of our subsidiaries of any business, properties or assets (except purchase-money indebtedness classified as accounts payable under GAAP);

(5)	all obligations and liabilities (contingent or otherwise) in respect of leases required, in conformity with GAAP, to be accounted for as capitalized lease obligations on the balance sheet and all obligations and liabilities (contingent or otherwise) under any lease or related document (including a purchase agreement) in connection with the lease or real property which provides that we are contractually obligated to purchase or cause a third party to purchase the leased property and thereby guarantee a minimum residual value of the leased property to the lessor and the obligations under such lease or related document to purchase or to cause a third party to purchase such leased property;

(6)	reimbursement obligations in respect of letters of credit relating to indebtedness or other obligations that qualify as indebtedness or obligations of the kind referred to in clauses (1) through (5); and

(7)	obligations under direct and indirect guaranties in respect of, and obligations (contingent or otherwise) to purchase or otherwise acquire, or otherwise to assure a creditor against loss in respect of, indebtedness or obligations of others of the kinds referred to in clauses (1) through (6), in each case unless the instrument creating or evidencing the indebtedness or obligation or pursuant to which the same is outstanding provides that (x) such indebtedness or obligation is not senior in right of payment to the subordinated debt securities or (y) such indebtedness or obligation is subordinated to any other obligation, unless such indebtedness or obligation expressly provides that such indebtedness or obligations be senior in right of payment to the subordinated debt securities.

If we distribute our assets to creditors upon any dissolution, winding-up, liquidation or reorganization or in bankruptcy, insolvency, receivership or similar proceedings, we must first pay all amounts due or to become due on all senior indebtedness before we pay the principal of, or any premium or interest on, the subordinated debt securities. In the event the subordinated debt securities are accelerated because of an event of default, we may not make any payment on the subordinated debt securities until we have paid all senior indebtedness or the acceleration is rescinded. If the payment of subordinated debt securities accelerates because of an event of default, we must promptly notify holders of senior indebtedness of the acceleration.

If we experience a bankruptcy, dissolution or reorganization, holders of senior indebtedness may receive more, ratably, and holders of subordinated debt securities may receive less, ratably, than our other creditors. The indenture for subordinated debt securities will not limit our ability to incur additional senior indebtedness.

Form, Exchange and Transfer

Unless the prospectus supplement indicates otherwise, we will issue debt securities only in fully registered form, without coupons, and only in denominations of $1,000 and integral multiples thereof. The holder of a debt security may elect, subject to the terms of the indentures and the limitations applicable to global securities, to exchange them for other debt securities of the same series of any authorized denomination and of similar terms and aggregate principal amount.

Holders of debt securities may present them for exchange as provided above or for registration of transfer, duly endorsed or with the form of transfer duly executed, at the office of the transfer agent we designate for that purpose. We will not impose a service charge for any registration of transfer or exchange of debt securities, but we may require a payment sufficient to cover any tax or other governmental charge payable in connection with the transfer or exchange. Unless the prospectus supplement indicates otherwise, the corporate trust office of the trustee will be the transfer agent for the debt securities. We may designate additional transfer agents or rescind the designation of any transfer agent or approve a change in the office through which any transfer agent acts, but we must maintain a transfer agent in each place where we will make payment on debt securities.

Global Securities

The debt securities of a series may be represented by one or more global securities that will have an aggregate principal amount equal to that of all debt securities of that series, meaning that beneficial owners of the debt securities will not receive certificates representing their ownership interests in the debt securities, except in the event the book-entry system for the debt securities of that series is discontinued. Each global security will be registered in the name of a depository identified in the prospectus supplement. We will deposit the global security with the depository or a custodian, and the global security will bear a legend regarding the restrictions on exchanges and registration of transfer.

The Depository Trust Company is expected to serve as depository. Unless and until it is exchanged in whole or in part for the individual debt securities represented thereby, a global security may not be transferred except as a whole by the depository for the global security to a nominee of such depository or by a nominee of such depository to such depository or another nominee of such depository or by the depository or any nominee of such depository to a successor depository or a nominee of such successor. The specific terms of the depository arrangement with respect to a series of debt securities that differ from the terms described here will be described in the applicable prospectus supplement.

Unless otherwise indicated in the applicable prospectus supplement, we anticipate that the following provisions will apply to depository arrangements.

Upon the issuance of a global security, the depository for the global security or its nominee will credit on its book-entry registration and transfer system the respective amounts of the individual debt securities represented by such global security to the accounts of persons that have accounts with such depository, who are called “participants.” Such accounts shall be designated by the underwriters, dealers or agents with respect to the debt securities or by us if the securities are offered and sold directly by us. Ownership of beneficial interests in a global security will be limited to the depository’s participants or persons that may hold interests through such participants. Ownership of beneficial interests in the global security will be shown on, and the transfer of that ownership will be effected only through, records maintained by the applicable depository or its nominee (with respect to beneficial interests of participants) and records of the participants (with respect to beneficial interests of persons who hold through participants). The laws of some states require that certain purchasers of securities take physical delivery of such securities in definitive form. Such limits and laws may impair the ability to own, pledge or transfer beneficial interest in a global security.

So long as the depository for a global security or its nominee is the registered owner of such global security, such depository or nominee, as the case may be, will be considered the sole owner or holder of the securities represented by such global security for all purposes under the applicable indenture. Except as provided below or in the prospectus supplement, owners of beneficial interest in a global security will not be entitled to have any of the individual debt securities of the series represented by such global security registered in their names, will not receive or be entitled to receive physical delivery of any such debt securities in definitive form and will not be considered the owners or holders thereof under the applicable indenture.

Payments of amounts payable with respect to individual debt securities represented by a global security registered in the name of a depository or its nominee will be made to the depository or its nominee, as the case may be, as the registered owner of the global security representing such debt securities. None of us, our officers and board members or any trustee, paying agent or security registrar for an individual series of debt securities will have any responsibility or liability for any aspect of the records relating to or payments made on account of beneficial ownership interests in the global security for such securities or for maintaining, supervising or reviewing any records relating to such beneficial ownership interests.

We expect that the depository for a series of debt securities offered by means of this prospectus or its nominee, upon receipt of any payment of principal, premium, interest or other amount in respect of a permanent global security representing any of such debt securities, will immediately credit its participants’ accounts with payments in amounts proportionate to their respective beneficial interests in the principal amount of such global security as shown on the records of such depository or its nominee. We also expect that payments by participants to owners of beneficial interests in such global security held through such participants will be governed by standing instructions and customary practices, as is the case with securities held for the account of customers registered in “street name.” Such payments will be the responsibility of such participants.

If a depository for a series of debt securities is at any time unwilling, unable or ineligible to continue as depository and a successor depository is not appointed by us within 90 days, we will issue individual debt securities of such series in exchange for the global security representing such series of debt securities. In addition, we may, at any time and in our sole discretion, subject to any limitations described in the applicable prospectus supplement relating to such debt securities, determine not to have any debt securities of such series represented by one or more global securities and, in such event, will issue individual debt securities of such series in exchange for the global security or securities representing such series of debt securities.

Payment and Paying Agents

We will pay principal and any premium or interest on a debt security to the person in whose name the debt security is registered at the close of business on the regular record date for such interest.

We will pay principal and any premium or interest on the debt securities at the office of our designated paying agent. Unless the prospectus supplement indicates otherwise, the trustee will act as our paying agent.

Any other paying agents we designate for the debt securities of a particular series will be named in the prospectus supplement. We may designate additional paying agents, rescind the designation of any paying agent or approve a change in the office through which any paying agent acts, but we must maintain a paying agent in each place of payment for the debt securities.

The paying agent will return to us all money we pay to it for the payment of the principal, premium or interest on any debt security that remains unclaimed for a specified period. Thereafter, the holder may look only to us for payment, as an unsecured general creditor.

Limitation on Mergers and Consolidations

So long as any debt securities of a series remain outstanding, we may not consolidate or merge with or into any Person, or sell, lease, convey or otherwise dispose of all or substantially all of our assets, or assign any of our obligations under an indenture or the debt securities, to any Person, unless:

(1)	the Person formed by or surviving such consolidation or merger (if other than us), or to which such sale, lease, conveyance or other disposition or arrangement shall be made (collectively, the “Successor”), is a corporation organized and existing under the laws of the United States or any State thereof or the District of Columbia and the Successor assumes by supplemental indenture in a form reasonably satisfactory to the trustee all of our obligations under the indenture and under the debt securities;

(2)	immediately after giving effect to such transaction, no event which is, or after notice or passage of time would be an event of default under the indenture shall have occurred and be continuing; and

(3)	we shall have delivered to the trustee an officers’ certificate and an opinion of counsel, each stating that such consolidation, merger or transfer and such supplemental indenture (if any) comply with the applicable indenture.

The Successor shall be the successor to us and shall succeed to, and be substituted for, and may exercise every right and power of, us under the indenture, and we (except in the case of a lease) shall be released from the obligation to pay the principal of and interest on the debt securities.

Events of Default

Each of the following will constitute an Event of Default under each indenture with respect to each series of debt securities:

(1)	failure to pay interest on the debt securities when due, which failure continues for 30 days;

(2)	failure to pay principal of the debt securities when due;

(3)	failure to comply with “—Limitation on Mergers and Consolidations”;

(4)	failure to observe or perform any other covenant of ours set forth in the indenture for the series of debt securities, which failure continues for 60 days after notice as provided in the indenture;

(5)	certain events of bankruptcy, insolvency or reorganization with respect to us (the “bankruptcy provision”);

(6)	any default or event of default under any Indebtedness of ours or any of our Subsidiaries (other than any Indebtedness of ours or any Subsidiary to the seller of a business or asset incurred in connection with the purchase thereof) which default or event of default results in at least $50 million of aggregate principal amount of such Indebtedness being declared due and payable prior to maturity; and

(7)	failure by us or any of our Subsidiaries to pay at maturity or otherwise when due (after giving effect to any applicable grace period) at least $50 million aggregate principal amount of Indebtedness at any one time.

Within 60 days after the occurrence of an Event of Default known to the trustee, the trustee is required to transmit notice thereof to the holders of the debt securities. Except in the case of a default in the payment of the principal of or interest on the debt securities, the trustee may withhold such notice if and so long as the trustee, in good faith, determines that the withholding of such notice is in the interests of the holders of the debt securities. If an Event of Default (other than the bankruptcy provision) occurs and is continuing with respect to a series of debt securities, the trustee or the holders of at least 25% in aggregate principal amount of the outstanding debt securities of that series may declare the principal of and accrued but unpaid interest on all the debt securities of that series immediately due and payable. If a bankruptcy event occurs, the principal of and accrued and unpaid interest on all the debt securities shall become immediately due and payable without any declaration or other act on the part of the trustee or any holders of such debt securities. However, if prior to the entry of any judgment or decree for the accelerated amount, we shall pay or deposit with the trustee all principal and interest in arrears, the holders of not less than a majority in aggregate principal amount of the outstanding debt securities of a series shall have the right to waive all defaults and the consequences of having all principal payments due. This waiver will not, however, be operative as against nor impair any rights arising as a result of any subsequent Event of Default. The trustee will not be charged with knowledge of any Event of Default other than our failure to make principal and interest payments unless actual written notice thereof is received by the trustee.

The indenture contains provisions regarding limitations on the right to institute legal proceedings. No holder of debt securities of a series shall have the right to institute an action or proceeding for rights arising under the indenture unless:

(1)	such holder has given written notice of default to the trustee;

(2)	the holders of not less than 25% of the aggregate principal amount of the outstanding debt securities of that series shall have made a written request to the trustee to institute an action and offered the trustee such indemnification satisfactory to it;

(3)	the trustee shall have not commenced such action within 60 days of receipt of such notice and indemnification offer; and

(4)	no direction inconsistent with such request has been given to the trustee by the holders of a majority of the aggregate principal amount of the outstanding debt securities of that series.

Notwithstanding the foregoing, subject to applicable law, nothing shall prevent the holders of debt securities of a series from enforcing payment of the principal of or interest on their debt securities.

The holders of a majority in aggregate principal amount of the outstanding debt securities of a series may direct the time, method and place of conducting any proceeding for any remedy available to the trustee or exercising any trust or power conferred on the trustee with respect to the debt securities of that series. The trustee, however, may refuse to follow such direction if the trustee determines that the action so directed may not lawfully be taken, or that the action so directed would be unduly prejudicial to the holders of the debt securities of a series not taking part in such action or that such action would involve the trustee in personal liability.

The indenture provides that, in case an Event of Default shall occur (which shall not have been cured or waived), the trustee will be required to use the degree of care a prudent person would use in the conduct of their own affairs. Subject to such provisions, the trustee will be under no obligation to exercise any of its rights or powers under the indenture at the request of any of the holders of the debt securities of a series unless they shall have offered the trustee security or indemnity satisfactory to it.

We will be required to furnish to the trustee annually a statement as to the fulfillment by us of all our obligations under the indenture.

Supplemental Indentures

We and the trustee may enter into supplemental indentures and indentures without the consent of any holders of debt securities with respect to specific matters, including:

•	to cure any ambiguity, defect or inconsistency;

•	to provide for the assumption by a Successor of our obligations under the indenture in accordance with the provisions described above under “—Limitation on Mergers and Consolidations”;

•	to provide for uncertificated securities in addition to or in place of certificated securities;

•	to add to the covenants for the benefit of the holders of all or any series of debt securities or to surrender any right or power conferred upon us or to add any additional events of default for the benefit of all or any series of debt securities;

•	to add to, delete from or revise the conditions, limitations and restrictions on the authorized amount, terms or purposes of issue, authentication and delivery of any series of debt securities prior to their issuance;

•	to make any change that does not adversely affect the rights of any holder of debt securities in any material respect;

•	to provide for the issuance of and establish the form and terms and conditions of debt securities of any series, to establish the form of any certifications required to be furnished pursuant to the terms of an indenture or any series of debt securities or to add to the rights of the holders of any series of debt securities; or

•	to evidence and provide for the acceptance of appointment by a successor trustee with respect to the debt securities of one or more series and to add or change any of the provisions of an indenture as necessary to provide for or facilitate the administration of the trusts by more than one trustee.

In addition, under the indentures, the rights of holders of a series of debt securities may be changed by us and the trustee with the written consent of the holders of at least a majority in aggregate principal amount of the outstanding debt securities of each series that is affected. However, we and the trustee may only make the following changes with the consent of the holder of each debt security affected:

•	changing the fixed maturity of principal or interest payments on the debt securities;

•	reducing the principal amount or reducing the rate of interest, or any premium payable upon the redemption, of any debt securities; or

•	reducing the percentage of debt securities of any series the holders of which are required to consent to any amendment or waiver.

The holders of a majority in principal amount of the outstanding debt securities of any series may waive any past default under the indenture with respect to debt securities of that series, except a default in the payment of principal, premium or interest on any debt security of that series or in respect of a covenant or provision of the indenture that cannot be amended without each holder’s consent.

Except in limited circumstances, we may set any day as a record date for the purpose of determining the holders of outstanding debt securities of any series entitled to give or take any direction, notice, consent, waiver or other action under the indentures. In limited circumstances, the trustee may set a record date. To be effective, the action must be taken by holders of the requisite principal amount of such debt securities within a specified period following the record date.

Defeasance

Unless otherwise provided in the prospectus supplement, at any time, we may terminate all of our obligations under a series of debt securities and our obligations under an indenture with respect to that series of debt securities, or “legal defeasance,” except for certain obligations, including those respecting the defeasance trust and obligations to register the transfer or exchange of the debt securities of a series, to replace mutilated, destroyed, lost or stolen debt securities and to maintain a registrar and paying agent in respect of the debt securities.

In addition, unless otherwise provided in the prospectus supplement, at any time we may terminate with respect to any series of senior debt securities our and our Subsidiaries’ obligations under the covenants described under “—Covenants Applicable to Senior Debt Securities” or “covenant defeasance.”

We may exercise our legal defeasance option with respect to a series of senior debt securities notwithstanding the prior exercise of our covenant defeasance option. If we exercise our legal defeasance option, payment of the debt securities of a series may not be accelerated because of an event of default with respect thereto. If we exercise our covenant defeasance option with respect to a series of senior debt securities, payment of the debt securities may not be accelerated because of an event of default specified in clause (4) under “—Events of Default” above due to a violation of covenants described under “—Covenants Applicable to Senior Debt Securities”.

In order to exercise either of our defeasance options as to debt securities of a series, we must irrevocably deposit in trust (the “defeasance trust”) with the trustee money or Governmental Obligations sufficient to pay all remaining principal and interest on the debt securities, and must comply with certain other conditions, including delivery to the trustee of an opinion of counsel to the effect that holders of the debt securities of such series will not recognize income, gain or loss for Federal income tax purposes as a result of such deposit and defeasance and will be subject to Federal income tax on the same amounts and in the same manner and at the same times as would have been the case if such deposit and defeasance had not occurred (and, in the case of legal defeasance only, such opinion of counsel must be based on a ruling of the Internal Revenue Service or other change in applicable Federal income tax law).

Governing Law

The indentures and the debt securities will be governed by and construed in accordance with the laws of the State of New York.

COMMON STOCK

The following description of our common stock, together with the additional information we include in any applicable prospectus supplement, summarizes the material terms and provisions of the common stock that may be offered under this prospectus. For the complete terms of our common stock, please refer to our certificate of incorporation and bylaws that are filed as exhibits to our reports incorporated by reference into the registration statement that includes this prospectus. The General Corporation Law of Delaware may also affect the terms of our common stock.

General

Our certificate of incorporation provides that we have authority to issue 265,000,000 shares of our common stock, par value $0.10 per share. At September 30, 2005, there were 133,665,860 shares of common stock issued and outstanding (net of shares held in treasury). In addition, as of that date, 6,263,896 shares of common stock were issuable upon exercise of outstanding stock options, and 9,977,634 shares of common stock were issuable upon the conversion of outstanding convertible securities. The outstanding shares of our common stock are fully paid and nonassessable.

Voting Rights

Each holder of common stock is entitled to attend all special and annual meetings of the stockholders and to vote upon any matter, including, without limitation, the election of directors. Holders of common stock are entitled to one vote per share.

Liquidation Rights

In the event of any dissolution, liquidation or winding up of us, whether voluntary or involuntary, the holders of common stock will be entitled to participate in the distribution of any assets remaining after we have paid all of our debts and liabilities and have paid, or set aside for payment, to the holders of any class of stock having preference over the common stock in the event of dissolution, liquidation or winding up, the full preferential amounts, if any, to which they are entitled.

Dividends

Dividends may be paid on the common stock and on any class or series of stock entitled to participate therewith when and as declared by the board. We have not historically paid dividends on our common stock. In addition, our credit facilities in effect from time to time may place certain limits on the payment of dividends.

Other Rights and Restrictions

The holders of common stock have no preemptive or subscription rights to purchase additional securities issued by us, nor any rights to convert their common stock into other of our securities or to have their shares of common stock redeemed by us. Our common stock is not subject to redemption by us. Our certificate of incorporation and bylaws do not restrict the ability of a holder of common stock to transfer his or her shares of common stock. When we issue shares of common stock under this prospectus, the shares will be fully paid and non-assessable.

Listing

Our common stock is listed on The New York Stock Exchange under the symbol “LH”.

Transfer Agent and Registrar

The transfer agent and registrar for our common stock is American Stock Transfer and Trust Company.

Limitations of Director Liability

Delaware law authorizes corporations to limit or eliminate the personal liability of directors to corporations and their stockholders for monetary damages for breach of directors’ fiduciary duty of care. Although Delaware law does not change directors’ duty of care, it enables corporations to limit available relief to equitable remedies such as injunction or rescission. Our certificate of incorporation limits the liability of directors to us and our stockholders to the full extent permitted by Delaware law. Specifically, directors are not personally liable for monetary damages to us or our stockholders for breach of the director’s fiduciary duty as a director, except for liability for:

•	any breach of the director’s duty of loyalty to us or our stockholders;

•	acts or omissions not in good faith or that involve intentional misconduct or a knowing violation of law;

•	unlawful payments of dividends or unlawful stock repurchases or redemptions; and

•	any transaction from which the director derived an improper personal benefit.

Indemnification

To the maximum extent permitted by law, our certificate of incorporation provides for mandatory indemnification of directors and officers against any expense, liability or loss to which they may become subject, or which they may incur as a result of being or having been a director or officer. In addition, we must advance or reimburse directors and officers for expenses they incur in connection with indemnifiable claims. We also maintain directors’ and officers’ liability insurance.

Shareholder Rights Plan

We adopted a stockholder rights plan effective as of December 13, 2001 that provides that each share of common stock outstanding has one right attached. Each right entitles the holder to purchase from us one-hundredth of a share of a new series of participating preferred stock at an initial purchase price of four hundred dollars. These rights will become exercisable and will detach from our common stock if any person becomes the beneficial owner of 15% or more of our common stock. In that event, each right will entitle the holder, other than the acquiring person, to purchase, for the initial purchase price, shares of our common stock having a value of twice the initial purchase price. The rights will expire on December 13, 2011, unless earlier exchanged or redeemed.

PREFERRED STOCK

The following description of our preferred stock, together with the additional information we include in any applicable prospectus supplement, summarizes the material terms and provisions of the preferred stock that may be offered under this prospectus. For the complete terms of our preferred stock, please refer to our certificate of incorporation and bylaws that are filed as exhibits to our reports incorporated by reference into the registration statement that includes this prospectus. The General Corporation Law of Delaware, as amended, may also affect the terms of our preferred stock.

General

We are authorized to issue 30,000,000 shares of preferred stock, par value $.10 per share, of which none are issued and outstanding. The Board of Directors has the authority, without any further vote or action by the stockholders, to issue preferred stock in one or more series and to fix the number of shares, designations, relative rights (including voting rights), preferences and limitations of such series to the full extent now or hereafter permitted by Delaware law.

Preferred Stock That May Be Offered

Our board is authorized to issue the preferred stock in one or more series and to fix and designate the rights, preferences, privileges and restrictions of the preferred stock, including:

•	dividend rights;

•	conversion rights;

•	voting rights;

•	redemption rights and terms of redemption; and

•	liquidation preferences.

Our board may fix the number of shares constituting any series and the designations of these series.

The rights, preferences, privileges and restrictions of the preferred stock of each series will be fixed by a certificate of designations relating to each series. The prospectus supplement relating to each series will specify the terms of the preferred stock, including:

•	the maximum number of shares in the series and the distinctive designation;

•	the terms on which dividends will be paid, if any;

•	the terms on which the shares may be redeemed, if at all;

•	the liquidation preference, if any;

•	the terms of any retirement or sinking fund for the purchase or redemption of the shares of the series;

•	the terms and conditions, if any, on which the shares of the series will be convertible into, or exchangeable for, shares of any other class or classes of capital stock;

•	the voting rights, if any, on the shares of the series; and

•	any or all other preferences and relative, participating, optional or other special rights or qualifications, limitations or restrictions of the shares.

We will describe the specific terms of a particular series of preferred stock in the prospectus supplement relating to that series. The description of preferred stock above and the description of the terms of a particular series of preferred stock in the prospectus supplement are not complete. You should refer to the applicable certificate of designations for complete information. The prospectus supplement will also contain a description of U.S. federal income tax consequences relating to the preferred stock, if material.

Voting Rights

The General Corporation Law of Delaware provides that the holders of preferred stock will have the right to vote separately as a class on any proposal involving fundamental changes in the rights of holders of that preferred stock. This right is in addition to any voting rights that may be provided for in the applicable certificate of designations.

Other

Our issuance of preferred stock may have the effect of delaying or preventing a change in control. Our issuance of preferred stock could decrease the amount of earnings and assets available for distribution to the holders of common stock or other preferred stock or could adversely affect the rights and powers, including voting rights, of the holders of common stock or other preferred stock. The issuance of preferred stock could have the effect of decreasing the market price of our common stock.

Transfer Agent and Registrar

The transfer agent and registrar for the preferred stock will be set forth in the applicable prospectus supplement.

WARRANTS

The following description, together with the additional information we may include in any applicable prospectus supplement, summarizes the material terms and provisions of the warrants that may be offered under this prospectus and the related warrant agreements and warrant certificates. While the terms summarized below will apply generally to any warrants we may offer, we will describe the particular terms of any series of warrants in more detail in the applicable prospectus supplement.

We may issue, together with other securities or separately, warrants to purchase our debt securities, preferred stock or common stock. We will issue the warrants under warrant agreements to be entered into between us and a bank or trust company, as warrant agent, all as shall be set forth in the applicable prospectus supplement. We will file the forms of the warrant agreements and the related warrant certificates for each type of warrant we may offer under this prospectus as exhibits to the registration statement of which this prospectus is a part or as exhibits to a document that is incorporated by reference in this prospectus. We use the term “warrant agreement” to refer to any of these warrant agreements. The warrant agent will act solely as our agent in connection with the warrants of the series being offered and will not assume any obligation or relationship of agency or trust for or with any holders or beneficial owners of warrants.

The applicable prospectus supplement will describe the following terms, where applicable, of warrants in respect of which this prospectus is being delivered:

•	the title of the warrants;

•	the designation, amount and terms of the securities for which the warrants are exercisable and the procedures and conditions relating to the exercise of such warrants;

•	the designation and terms of the other securities, if any, with which the warrants are to be issued and the number of warrants issued with each such security;

•	the price or prices at which the warrants will be issued;

•	the aggregate number of warrants;

•	any provisions for adjustment of the number or amount of securities receivable upon exercise of the warrants or the exercise price of the warrants;

•	the price or prices at which the securities purchasable upon exercise of the warrants may be purchased;

•	if applicable, the date on and after which the warrants and the securities purchasable upon exercise of the warrants will be separately transferable;

•	if material, a discussion of the material U.S. federal income tax considerations applicable to the exercise of the warrants;

•	any other terms of the warrants, including terms, procedures and limitations relating to the exchange and exercise of the warrants;

•	the date on which the right to exercise the warrants shall commence, and the date on which the right shall expire;

•	the maximum or minimum number of warrants which may be exercised at any time; and

•	information with respect to book-entry procedures, if any.

Before exercising their warrants, holders of warrants will not have any of the rights of holders of the securities purchasable upon such exercise, including the right to receive dividends, if any, or payments upon our liquidation, dissolution or winding up or to exercise voting rights, if any.

Exercise of Warrants

Each warrant will entitle the holder thereof to purchase for cash or other consideration specified in an applicable prospectus supplement the amount of debt securities, the number of shares of preferred stock and the number of shares of common stock at the exercise price as shall in each case be set forth in, or be determinable as set forth in, the applicable prospectus supplement. Warrants may be exercised at any time up to the close of business on the expiration date set forth in the applicable prospectus supplement. After the close of business on the expiration date, unexercised warrants will become void.

Warrants may be exercised as set forth in the applicable prospectus supplement relating to the warrants offered thereby. Upon receipt of payment and the warrant certificate properly completed and duly executed at the corporate trust office of the warrant agent or any other office indicated in the applicable prospectus supplement, we will, as soon as practicable, forward the purchased securities. If less than all of the warrants represented by the warrant certificate are exercised, a new warrant certificate will be issued for the remaining warrants. Holders of warrants will be required to pay any tax or governmental charge that may be imposed in connection with transferring the underlying securities in connection with the exercise of the warrants.

Enforceability of Rights of Holders of Warrants

Each warrant agent will act solely as our agent under the applicable warrant agreement and will not assume any obligation or relationship of agency or trust with any holder of any warrant. A single bank or trust company may act as a warrant agent for more than one issue of warrants. A warrant agent will have no duty or responsibility in case of any default by us under the applicable warrant agreement or warrant, including any duty or responsibility to initiate any proceedings at law or otherwise, or to make any demand upon us. Any holder of a warrant may, without the consent of the related warrant agent or the holder of any other warrant, enforce by appropriate legal action its right to exercise, and receive the securities purchasable upon exercise of, that holder’s warrants.

LEGAL MATTERS

Hogan & Hartson L.L.P., Baltimore, Maryland, will provide us with an opinion as to the legal validity of the securities offered hereby unless otherwise stated in the applicable prospectus supplement.

EXPERTS

The financial statements and management’s assessment of the effectiveness of internal control over financial reporting (which is included in Management’s Report on Internal Control over Financial Reporting) incorporated in this prospectus by reference to the Annual Report on Form 10-K for the year ended December 31, 2004 have been so incorporated in reliance on the report of PricewaterhouseCoopers LLP, an independent registered public accounting firm, given on the authority of said firm as experts in auditing and accounting.

$250,000,000

Laboratory Corporation of America Holdings

            % Senior Notes due 2015

Prospectus Supplement

December     , 2005

Banc of America Securities LLC

Lehman Brothers